FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                           For the month of July 2005

                            TOWER SEMICONDUCTOR LTD.
                 (Translation of registrant's name into English)


                    P.O. BOX 619, MIGDAL HAEMEK, ISRAEL 23105
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F [X]     Form 40-F [_]


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                               Yes [_]     No [X]

     On July 24, 2005, the Registrant announced that it signed a definitive agreement for up to $60 million in funding. Attached hereto is a copy of the press release.

     This Form 6-K is being incorporated by reference into all effective registration statements filed by us under the Securities Act of 1933.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                      TOWER SEMICONDUCTOR LTD.



Date: July 24, 2005                                   By: /S/ Nati Somekh Gilboa
                                                      --------------------------
                                                      Nati Somekh Gilboa
                                                      Corporate Secretary

     TOWER SEMICONDUCTOR SIGNS DEFINITIVE AGREEMENT FOR UP TO $60 MILLION IN
                                    FUNDING


MIGDAL HAEMEK, Israel -- July 24, 2005 -- Tower Semiconductor Ltd. (NASDAQ:
TSEM; TASE: TSEM), a pure-play independent specialty foundry, today announced it has signed a definitive amendment agreement with its banks, following the previously announced Letter of Intent, signed on May 25th.

Under this agreement, Tower's banks will provide the company with up to approximately $30 million of additional funding, with Tower agreeing to raise a matching amount. To date, certain shareholders of Tower have agreed to match $23.5 million toward this funding. The closing of the agreement is subject to the receipt of investment undertakings in the amount of $23.5 million to invest in the context of a rights offering. The agreement announced today also updated certain financial ratios and covenants of the company for the coming quarters, in order to adjust them to the company's recent working plan.

"The agreements with our banks and shareholders enable us to focus on bringing our line of new customers, products and value-added technology projects into the production phase," said Russell Ellwanger, chief executive officer, Tower Semiconductor.


ABOUT TOWER SEMICONDUCTOR LTD.

Tower Semiconductor Ltd. is a pure-play independent specialty foundry established in 1993. The company manufactures integrated circuits with geometries ranging from 1.0 to 0.13 micron; it also provides complementary technical services and design support. In addition to digital CMOS process technology, Tower offers advanced non-volatile memory solutions, mixed-signal and CMOS image-sensor technologies. To provide world-class customer service, the company maintains two manufacturing facilities: Fab 1 has process technologies from 1.0 to 0.35 micron and can produce up to 16,000 150mm wafers per month. Fab 2 features 0.18 micron and below standard and specialized process technologies and has a current capacity of up to 15,000 200mm wafers per month. Tower's website is located at www.towersemi.com.



SAFE HARBOR

THIS PRESS RELEASE INCLUDES FORWARD-LOOKING STATEMENTS, WHICH ARE SUBJECT TO RISKS AND UNCERTAINTIES. ACTUAL RESULTS MAY VARY FROM THOSE PROJECTED OR IMPLIED BY SUCH FORWARD-LOOKING STATEMENTS. POTENTIAL RISKS AND UNCERTAINTIES INCLUDE, WITHOUT LIMITATION, RISKS AND UNCERTAINTIES ASSOCIATED WITH: (I) THE COMPLETION OF THE EQUIPMENT INSTALLATION, TECHNOLOGY TRANSFER AND RAMP-UP OF PRODUCTION IN FAB 2, (II) HAVING SUFFICIENT FUNDS TO OPERATE THE COMPANY AND TO COMPLETE THE FAB 2 PROJECT, (III) THE CYCLICAL NATURE OF THE SEMICONDUCTOR INDUSTRY AND THE RESULTING PERIODIC OVERCAPACITY, FLUCTUATIONS IN OPERATING RESULTS, FUTURE AVERAGE SELLING PRICE EROSION THAT MAY BE MORE SEVERE THAN OUR EXPECTATIONS,
(IV) OPERATING OUR FACILITIES AT SATISFACTORY UTILIZATION RATES WHICH IS CRITICAL IN ORDER TO COVER THE HIGH LEVEL OF FIXED COSTS ASSOCIATED WITH OPERATING A FOUNDRY, (V) OUR ABILITY TO MEET CERTAIN OF THE COVENANTS STIPULATED IN OUR AMENDED FACILITY AGREEMENT, (VI) THE CLOSING OF THE DEFINITIVE AMENDMENT TO THE FACILITY AGREEMENT AND THE RECEIPT AND CONSUMMATION OF THE INVESTORS' COMMITMENTS TO INVEST AT LEAST $23.5 MILLION, (VII) OUR ABILITY TO CAPITALIZE ON INCREASES IN DEMAND FOR FOUNDRY SERVICES, (VIII) MEETING THE CONDITIONS TO RECEIVE ISRAELI GOVERNMENT GRANTS AND TAX BENEFITS APPROVED FOR FAB 2 AND OBTAINING THE APPROVAL OF THE ISRAELI INVESTMENT CENTER TO EXTEND OR TO EXPAND THE FIVE-YEAR INVESTMENT PERIOD UNDER OUR FAB 2 APPROVED ENTERPRISE PROGRAM,
(IX) ATTRACTING ADDITIONAL CUSTOMERS, IX) NOT RECEIVING ORDERS FROM OUR WAFER PARTNERS AND TECHNOLOGY PROVIDERS, (XI) FAILING TO MAINTAIN AND DEVELOP OUR TECHNOLOGY PROCESSES AND SERVICES, (XII) COMPETING EFFECTIVELY, (XIII) OUR LARGE AMOUNT OF DEBT, (XIV) ACHIEVING ACCEPTABLE DEVICE YIELDS, PRODUCT PERFORMANCE AND DELIVERY TIMES, (XV) THE TIMELY DEVELOPMENT, INTERNAL QUALIFICATION AND CUSTOMER ACCEPTANCE OF NEW PROCESSES AND PRODUCTS, AND (XVI) BUSINESS INTERRUPTION DUE TO TERROR ATTACKS, EARTHQUAKES, AND OTHER ACTS OF GOD.

A MORE COMPLETE DISCUSSION OF RISKS AND UNCERTAINTIES THAT MAY AFFECT THE ACCURACY OF FORWARD-LOOKING STATEMENTS INCLUDED IN THIS PRESS RELEASE OR WHICH MAY OTHERWISE AFFECT OUR BUSINESS IS INCLUDED UNDER THE HEADING "RISK FACTORS" IN OUR MOST RECENT ANNUAL REPORT ON FORMS 20-F AND 6-K, AS WERE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION AND THE ISRAEL SECURITIES AUTHORITY. FUTURE RESULTS MAY DIFFER MATERIALLY FROM THOSE PREVIOUSLY REPORTED. WE DO NOT INTEND TO UPDATE THE INFORMATION CONTAINED IN THIS RELEASE.




CONTACT:

     Tower Semiconductor
     Ilanit Vudinsky, +972 4 650 6434
     ilanitvu@towersemi.com


           or

     Pacifico Inc.
     PR Agency Contact
     Mary Curtis, +1 408 293 8600
     mcurtis@pacifico.com

           or

     Fusion IR & Communications
     Investor Relations Contact
     Sheldon Lutch, +1 212 268 1816
     sheldon@fusionir.com